ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

May 5, 2006

Via Facsimile and EDGAR Filing

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-6010

Attention: Song P. Brandon
Re:	ICON plc
Registration Statement on Form F-3 (File No. 333-133371)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned (the “Company”) hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 12:00 p.m. (Eastern Standard Time) on Tuesday, May 9, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges that:
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ICON plc
By:	/s/ Ciaran Murray
Name: Ciaran Murray
Title: Chief Financial Officer

cc:
Jeffrey P. Riedler
Securities and Exchange Commission

Peter Gray
ICON plc

William M. Hartnett
Brian S. Kelleher
Cahill Gordon & Reindel LLP